Exhibit 99.1 Material Change Report September 3 2009

Form 51-102F3

Material Change Report

.

1.

Name and Address of Company

KOKOMO ENTERPRISES INC. (formerly Zab Resources Inc.)

Suite 1501 – 700 West Georgia Street

TD Tower, PO Box 10047, Pacific Centre

Vancouver, BC  V7Y 1A1

(the “Company” or “Kokomo”)

2.

Date of Material Change

September 3, 2009

3.

News Release

News release was issued on September 3, 2009 and disseminated via Vancouver Stockwatch and Bay Street News (Market News Publishing) pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

The Company announced that it has closed the non-brokered private placement financing which was announced on June 29, 2009 and issued 1,242,000 Units of the securities of the Company at the price of $0.075 per Unit for total proceeds to the Company of $93,150.

5.

Full Description of Material Change

See attached Schedule “A”.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519.

9.

 Date of Report

This report is dated the 3rd day of September, 2009.

51-102F3

Kokomo Enterprises Inc.

September 3, 2009

SCHEDULE “A”

NEWS RELEASE

Date: September 3, 2009

Symbols: KKO - CNSX

                 KKOEF - OTC Bulletin Board

Non-Brokered Private Placement

Kokomo Enterprises Inc. (hereinafter referred to as the “Company” or “Kokomo”) wishes to announce that further to the Company’s News Release dated June 29, 2009, the Company has closed the non-brokered Private Placement Financing and has issued a total of 1,242,000 Units in the securities of the Company at the price of $0.075 per Unit for total proceeds to the Company of $93,150.   Each Unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company at a purchase price of $0.10 per common share for a period of twenty-four months.  The shares and warrants have been issued with the required hold period.

For more information on the Company, please contact us at (604) 681-1519.  In addition, please visit the Company’s website at www.kokomoenterprises.ca or the CNSX’s website at the following direct link http://www.cnq.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

Kokomo Enterprises Inc.

(formerly Zab Resources Inc.)

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

NR_Kokomo Enterprises Inc September  3, 2009

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

51-102F3

Kokomo Enterprises Inc.

September 3, 2009